Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q4 and Full Year 2018 Unaudited Results on February 20
Conference call and Webcast on February 21

Vancouver, B.C. - Feb. 4, 2019 - Pan American Silver Corp. (NASDAQ: PAAS)(TSX: PAAS) (the “Company”) will announce its unaudited results for the fourth quarter and year-ended December 31, 2018 on Wednesday, February 20, 2019, after market close. The Company will hold a conference call and webcast to discuss the results on Thursday, February 21, 2019.

Fourth Quarter and Full Year 2018 Unaudited Results Conference Call and Webcast

Date: Thursday, February 21, 2019
Time: 11:00 am ET (8:00 am PT)
Dial-in numbers: 1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast: To access webcast link click here

Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com. An archive of the webcast will also be available for 3 months.

About Pan American Silver
Pan American is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com